Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 15, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 15, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Biomotion Sciences (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value $0.0001 per share

Warrants, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,